

Acergy US Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS


SEC Mail
Received
Processing
JUN 18 2010
Section

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ________________________

Commission file number 0-21742

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ACERGY US INC. 401(k) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Acergy S.A.
c/o Acergy M.S. Ltd.
1st Floor Dolphin House
Windmill Road
Sunbury-on-Thames,
Middlesex, TW16 7HT, England

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3
Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4-10
SUPPLEMENTAL SCHEDULE—	11
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009	12

NOTE: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Acergy US Inc. 401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Melton + Melton, LLP

Houston, Texas
June 16, 2010

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Investments—fair value	$ 25,164,873	$ 16,086,363
Investment income receivable	3,019	2,616
Net assets available for benefits at fair value	25,167,892	16,088,979
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(32,293)	203,271
NET ASSETS AVAILABLE FOR BENEFITS	$ 25,135,599	$ 16,292,250

See notes to financial statements.

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:	
Investment income	$ 238,741
Net appreciation in fair value of investments	7,985,333
Contributions:	
Participants	1,143,758
Employer	770,616
Rollover	11,954
Total additions	10,150,402
DEDUCTIONS:	
Benefits paid to participants	(1,282,540)
Administrative expenses	(24,513)
Total deductions	(1,307,053)
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	8,843,349
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	16,292,250
End of year	$25,135,599

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. PLAN DESCRIPTION

The following brief description of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan was amended and restated effective January 1, 2009. There were no significant changes to Plan provisions. The Plan is a defined contribution plan covering substantially all employees of Acergy US Inc. and its subsidiaries (collectively the "Company") who are the age of eighteen or older, except employees who are covered under a collective bargaining agreement. Eligible employees can enter the Plan at the first day of each quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On October 31, 2005, the Company sold certain assets to Cal Dive International, ("Cal Dive"), which resulted in a "partial termination" of the Plan, and required full vesting of participants who were involuntarily terminated as a result of the sale. Those participants who became Cal Dive employees became eligible to participate in certain Cal Dive benefit plans. Distributions during 2009 to former participants who were subsequently employed by Cal Dive amounting to $234,022 are included as benefits paid to participants on the accompanying statement of changes in net assets available for benefits.

Administration—The Plan is administered by a committee that is appointed by the board of directors of the Company. The committee elected to appoint as the Plan's trustee, the Charles Schwab Trust Company ("CSTC" or "Trustee"), with responsibility for custody of the Plan's assets, and Schwab Retirement Plan Services, Inc. ("SRPS") to provide recordkeeping services for the Plan.

Contributions—Participants may make contributions of 2% to 25% of pretax annual compensation through payroll deferrals. In addition, if a Participant will attain the age of 50 by the end of the Plan year, the Participant can make additional pre-tax catch-up contributions up to certain Internal Revenue Code (the "Code") limits. The catch-up contributions are not included in nondiscrimination testing. Various provisions of the Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal income tax withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 100% of elective contributions. The Company matching contribution shall not exceed 6% of employees' eligible compensation. The Company may elect to make a discretionary, non-matching contribution allocated to each eligible employee's non-matching contribution account regardless of the status of participation in elective contribution accounts. To receive this discretionary contribution, employment cannot be terminated prior to the last day of the year. The board of directors of the Company did not elect to make a discretionary contribution for 2009.

Participants' Accounts—Contributions are invested as directed by the participant into various mutual funds, a common/collective trust fund, and the common stock of Acergy S.A. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and is charged with investment advisory and other fees by SRPS. Other investment account related fees associated with administering the Plan are borne by the Company.

Vesting—Participants are 100% vested at all times in their own contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. A participant becomes 100% vested after one year of credited service.

In general, a participant will be deemed to have completed one year of service for each 12-month period during which the participant completes at least 1,000 hours of service.

Distributions—On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in (a) a lump sum (Company stock may be distributed in-kind), or (b) substantially equal installment.

In-service withdrawals are permitted after a Participant has attained the age of 59 1/2.

Hardship withdrawals of a participant's elective contributions, vested employer contributions, and rollovers to the Plan are allowed in the event of immediate and heavy financial need, as defined by the Plan. Participant contributions are suspended for 6 months after the receipt of a hardship withdrawal.

Loans—Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan Trustee that are commensurate with prevailing interest rates for similar transactions. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

Forfeitures—Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company. For the year ended December 31, 2009, $2,795 of forfeitures was utilized to reduce administrative expenses. As of December 31, 2009 and 2008, net assets available for benefits included $19,087 and $7,528, respectively, of unutilized forfeitures.

Plan Termination—Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, each participant shall become 100% vested in their employer contributions, plus any earnings accrued thereon, as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification—The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles (GAAP) in one comprehensive set of guidance organized by subject area. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU). The adoption of the ASC did not have an impact on the Plan's financial statements.

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value (see Note 4). The sale or purchase of securities is recorded on the trade date. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in FASB ASC 962, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties—The Plan provides for various investments, at the election of the participant, including mutual funds, a common/collective trust fund, and a fund exclusively holding Acergy S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

The following presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2009 and 2008:

	2009	2008
Common Stock Fund:		
* Acergy S.A. Common Stock Fund	$ 8,256,894	$ 2,862,461
Common/Collective Trust Fund:		
* Schwab Stable Value Fund**	4,680,194	4,390,306
Mutual Funds:		
Growth Fund of America R3	2,308,970	1,605,750
First Eagle Overseas A	2,326,399	1,954,849
* Schwab 1000 Index Investment	1,299,330	1,072,624
MFS Total Return A		990,369

* Party-in-interest

** Includes adjustment to contract value of $(32,293) and $203,271 for interest in collective trust relating to fully benefit responsive investment contracts in 2009 and 2008, respectively

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock Fund	$ 5,527,322
Mutual Funds	2,341,269
Common/Collective Trust Fund	116,742
	$ 7,985,333

4. FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurements and Disclosure,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The inputs and methodology used for valuing securities are not an indication of the risks associated with investing in these securities.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Stock Fund: The Common Stock Fund is a unitized account comprised of Acergy S.A. common stock and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Common/Collective Trust Fund: The common/collective trust fund is composed of units of collective trust funds, alternative and separate account investment contracts, and short-term money market instruments. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood of default by the issuer of an investment security.

Alternative and separate account investment contracts consist of investments in underlying securities with wrap contracts under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year-end. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates market value.

Mutual Funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Participant Loans: Valued at amortized cost, which approximates fair value.

As of December 31, 2009, the Plan's investments measured at fair value on a recurring basis are as follows:

	Level 1	Level 2	Level 3	Total
Common Stock Fund	$ 8,256,894			$ 8,256,894
Mutual Funds:				
Balanced	2,679,370			2,679,370
Bonds	743,801			743,801
International/Global	2,326,400			2,326,400
Large Company	4,010,403			4,010,403
Small/Mid Company	1,669,972			1,669,972
Specialty	692,462			692,462
Common/Collective Trust Fund		$ 4,712,487		4,712,487
Participant Loans			$ 73,084	73,084
Total Investments	$ 20,379,302	$ 4,712,487	$ 73,084	$ 25,164,873

As of December 31, 2008, the Plan's investments measured at fair value on a recurring basis are as follows:

	Level 1	Level 2	Level 3	Total
Common Stock Fund	$ 2,862,461			$ 2,862,461
Mutual Funds	8,922,549			8,922,549
Common/Collective Trust Fund		$ 4,187,035		4,187,035
Participant Loans			$ 114,318	114,318
Total Investments	$ 11,785,010	$ 4,187,035	$ 114,318	$ 16,086,363

Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2009 are as follows:

	Participant Loans
Balance at December 31, 2008	$ 114,318
Issuances, and settlements, net	(41,234)
Balance at December 31, 2009	$ 73,084

5. FEDERAL INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan, which obtained its latest determination letter dated May 23, 2008, in which the Internal Revenue Service stated that the prototype plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Charles Schwab Investment Management, Inc. Charles Schwab Investment Management, Inc. is an affiliate of the Plan's Trustee, CSTC and, therefore, transactions with these funds qualify as party-in-interest transactions.

Certain Plan investments are shares of Acergy S.A. common stock. The Plan sponsor is a subsidiary of Acergy S.A; therefore, investments in the Acergy S.A. Common Stock Fund qualify as party-in-interest transactions.

Participant loans also qualify as party-in-interest transactions. All of these transactions are covered by an exemption from the prohibited transaction provisions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$ 25,135,599	$ 16,292,250
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common/collective trust fund	32,293	(203,271)
Net assets available for benefits per the Form 5500	$ 25,167,892	$ 16,088,979

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009:

Change in net assets available for benefits per the financial statements	$ 8,843,349
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common/collective trust fund	235,564
Change in net assets available for benefits per the Form 5500	$ 9,078,913

* * * * * *

SUPPLEMENTAL SCHEDULE

ACERGY US INC.
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN NUMBER 001 - EIN 72-0918249
AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock Fund:			
*	Acergy S.A. Common Stock Fund	Parent Company common stock	(1)	$ 8,256,894
	Common/Collective Trust Fund:			
*	Schwab Stable Value Fund	Common/Collective Trust	(1)	4,712,487
	Mutual Funds:			
	First Eagle Overseas A	Registered Investment Company	(1)	2,326,399
	Growth Fund of America R3	Registered Investment Company	(1)	2,308,970
*	Schwab 1000 Index Investment	Registered Investment Company	(1)	1,299,330
	MFS Total Return A	Registered Investment Company	(1)	1,153,260
	Columbia Intermediate Bond Z	Registered Investment Company	(1)	743,801
	Virtus Real Estate Sec A	Registered Investment Company	(1)	692,462
	Dreyfus Mid Cap Index Fund	Registered Investment Company	(1)	664,213
	Buffalo Small Cap	Registered Investment Company	(1)	645,947
	Blackrock Lifepath Ret	Registered Investment Company	(1)	505,564
	Sound Shore Fund	Registered Investment Company	(1)	402,103
	Blackrock Lifepath 2030	Registered Investment Company	(1)	388,312
	Aston/Optimum Mid Cap N	Registered Investment Company	(1)	359,812
	Blackrock Lifepath 2040	Registered Investment Company	(1)	325,919
	Blackrock Lifepath 2020	Registered Investment Company	(1)	294,010
	Blackrock Lifepath 2050	Registered Investment Company	(1)	12,306
*	**Participant Loans**	Loans to participants, bearing interest of 4.25% to 9.25%, maturing through 2014.	0	73,084
	TOTAL			$ 25,164,873

* Party-in-interest

(1) Cost information has been omitted because all investments are participant-directed.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Acergy US Inc. 401(k) Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACERGY US INC. 401(k) PROFIT SHARING PLAN AND TRUST



Mark A. Waddell
Human Resources Director
Acergy US Inc. Plan Administrator

June 16, 2010



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-124997 and 333-74321 of Acergy S.A. on Form S-8 of our report dated June 16, 2010, appearing in this annual report on Form 11-K of Acergy US, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2009 and 2008 and for the year ended December 31, 2009.

Melton & Melton, LLP

Houston, Texas
June 16, 2010

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500